Exhibit 28(I)

[LETTERHEAD OF ALKEON CAPITAL MANAGEMENT]

October 10, 2012

Board of Trustees
ACAP Select Growth Fund
350 Madison Avenue, 9th Floor
New York, New York 10017

To the Board of Trustees:

          In order to provide the ACAP Select Growth Fund (the “Fund”) with initial capital so as to enable the public offering of shares of the Fund, Alkeon Capital Management, LLC (“Alkeon”) is hereby purchasing from the Fund as of the date hereof 10,000 shares of beneficial interest, par value $0.001 per share, of Fund, at a purchase price of $10.00 per share.

          Alkeon represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Alkeon Capital Management, LLC

By:	/s/George Mykoniatis

Name:	George Mykoniatis
Title:	Chief Financial Officer